Curaleaf Reports Second Quarter 2025 Results; Domestic Stabilization, Robust International Momentum
Second quarter 2025 total revenue of $315 million
Second quarter 2025 International revenue of $41 million
Second quarter 2025 adjusted gross margin(1) of 49%
Awarded license to operate in Turkey’s nascent medical cannabis market

Stamford, Conn,. August 6, 2025 – Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today reported its financial and operating results for the second quarter ended June 30, 2025. All financial information is reported in accordance with U.S. generally accepted accounting principles (GAAP) and is provided in U.S. dollars unless otherwise indicated.
Boris Jordan, Chairman and CEO of Curaleaf, stated, "Second quarter revenue was $315 million, up 1.5% compared to the first quarter, consistent with our guidance. Adjusted gross margin of 49% increased 120 basis points compared to the prior year period. We generated $66 million in adjusted EBITDA resulting in a 21% AEBITDA margin. Our international segment delivered another solid quarter of 62% year-over-year growth. We ended Q2 with $102 million in cash, after making $47 million in interest and debt payments.”

Mr. Jordan continued, “Over the past decade, we’ve scaled Curaleaf into a global cannabis leader, now operating in 17 U.S. states plus 15 countries worldwide. Today, I’m proud to announce another key milestone: we have been awarded a license to operate in Turkey, a country of 87 million people, further expanding our international footprint. We also strengthened our leadership team with four senior executive appointments that deepen our commercial expertise and position us for our next phase of growth. With our infrastructure built and asset base set, we’re now sharpening our focus on product quality, customer service, and supply chain excellence—positioning Curaleaf to thrive in a volatile environment and capitalize on emerging opportunities. Global consumer demand for cannabis is strong and accelerating, and with the right team, strategy, and foundation in place, we are uniquely positioned to lead the next wave of industry growth.”
Second Quarter 2025 Financial Highlights
•Net Revenue of $314.5 million, a year-over-year decrease of 8% compared to Q2 2024 revenue of $342.3 million. Sequentially, net revenue increased 1.5% compared to Q1 2025 revenue of $310.0 million
•Gross profit of $152.6 million and gross margin of 49%, an increase of 160 basis points year-over-year
•Adjusted gross profit(1) of $153.5 million and adjusted gross margin(1) of 49%, an increase of 120 basis points year-over-year
•Net loss attributable to Curaleaf Holdings, Inc. from continuing operations of $50.6 million or net loss per share from continuing operations of $0.07
•Adjusted net loss(1) from continuing operations of $47.8 million or adjusted net loss per share from continuing operations of $0.06

•Adjusted EBITDA(1) of $65.5 million and adjusted EBITDA margin(1) of 21%, a 40 basis point decrease year-over-year
•Cash at quarter end totaled $102.3 million
Six Months Ended June 30, 2025 Financial Highlights
•Net revenue of $624.5 million, a decrease of 8% year-over-year
•International revenue of $75.8 million, an increase of 67% compared to 2024 revenue of $45.3 million
•Gross profit of $307.7 million and gross margin of 49%
•Adjusted gross profit(1) of $309.0 million and adjusted gross margin(1) of 50%
•Operating cash flow from continuing operations of $51.1 million and free cash flow from continuing operations of $19.8 million
•Net loss from continuing operations of $105.4 million or net loss per share from continuing operations of $0.14
•Adjusted net loss(1) from continuing operations of $95.5 million or adjusted net loss per share from continuing operations of $0.13
•Adjusted EBITDA(1) of $130.7 million and adjusted EBITDA margin of 21%
Second Quarter 2025 Operational Highlights
•Opened the Company’s 66th retail location in Florida, in Winter Park, as well as the 3rd location in Ohio in Lima, bringing the nationwide store count to 153 locations
•Opened the first fully dedicated hemp retail storefront in West Palm Beach, FL
•Launched Anthem, our new cylindrical style pre-roll brand rooted in American innovation, in New York, New Jersey, Illinois, Massachusetts, Arizona, and Florida with more states to come
•Launched Select ACE, an ultra-clear, ultra-pure oil utilizing our proprietary Aqueous Cannabis Extraction production method in New York
•Achieved EU-MDR certification for the world’s first medically certified liquid cannabis inhalation device with plans to launch in the UK and other key European and Australian markets as regulations evolve.
•Hired four senior executives to bolster management team; Rahul Pinto, President; Scott Crawford, SVP Merchandising; Justin Miller, SVP Brand Marketing; and Helen Chen, SVP Digital
Post Second Quarter 2025 Operational Highlights
•Completed the buyout of minority partner of international business and now own 100% of Curaleaf International allowing for increased operational flexibility and a simplified structure
•Awarded a license to operate in Turkey’s nascent medical cannabis program anticipated to launch in 2026
•On August 1st opened the Company’s 67th medical dispensary in Florida, in St. Augustine, bringing the nationwide count to 154 locations
(1) Adjusted EBITDA, adjusted net income (loss), adjusted gross profit and free cash flow are non-GAAP financial measures, and adjusted EBITDA margin, adjusted net income (loss) per share and adjusted gross margin are non-GAAP financial ratios, in each case without a standardized definition under GAAP and which may not be comparable to similar measures used by other issuers. See “Non-GAAP Financial Performance Measures” below for definitions and more information regarding Curaleaf’s use of non-GAAP financial measures and non-GAAP financial ratios. See “Reconciliation of Non-GAAP financial measures” below for a reconciliation of each non-GAAP financial measure used in this press release from the most directly comparable GAAP financial measure.

Revenues, net by Segment
($ thousands)

	Three Months Ended
	June 30, 2025	March 31, 2025	June 30, 2024
Domestic revenues:
Retail revenue	$216,538	$219,644	$255,199
Wholesale revenue	56,987	55,207	61,456
Management fee income	86	238	392
Total domestic revenues	$273,611	$275,089	$317,047

	Three Months Ended
	June 30, 2025	March 31, 2025	June 30, 2024
International revenues:
Retail revenue	$12,929	$11,058	$8,844
Wholesale revenue	25,970	22,457	15,339
Management fee income	2,010	1,405	1,056
Total international revenues	$40,909	$34,920	$25,239

	Six Months Ended June 30,
	2025	2024
Domestic revenues:
Retail revenue	$436,182	$515,768
Wholesale revenue	112,194	119,342
Management fee income	322	806
Total domestic revenues	$548,698	$635,916

	Six Months Ended June 30,
	2025	2024
International revenues:
Retail revenue	$23,988	$16,346
Wholesale revenue	48,427	26,959
Management fee income	3,416	1,997
Total international revenues	$75,831	$45,302

Balance Sheet and Cash Flow
As of June 30, 2025, the Company had $102.3 million of cash and $561.0 million of outstanding debt net of unamortized debt discounts.
During the six months ended June 30, 2025, Curaleaf invested $31.3 million in capital expenditures, focused on facility upgrades, automation, and selective retail expansion in strategic markets.

Shares Outstanding
For the second quarter of 2025 and 2024, the Company’s weighted average Subordinate Voting Shares plus Multiple Voting Shares outstanding amounted to 757,270,633 and 740,787,287 shares, respectively.
For the six months ended June 30, 2025 and 2024, the Company’s weighted average Subordinate Voting Shares plus Multiple Voting Shares outstanding amounted to 755,737,314 and 738,467,477 shares, respectively.

Conference Call Information
The Company will host a conference call and audio webcast for investors and analysts on Wednesday, August 6, 2025 at 5:00 P.M. ET to discuss Q2 2025 earnings results. The call can be accessed by dialing 1-844-512-2926 in the U.S., Canada 1-416-639-5883, or internationally from 1-412-317-6300. The conference pin # is 3090114.
A replay of the conference call can be accessed at 1-877-344-7529 in the U.S., Canada 1-855-669-9658, or internationally from 1-412-317-0088, using the replay pin # 1472267.
A webcast of the call can be accessed on the investor relations section of the Curaleaf website at ir.curaleaf.com. The teleconference will be available for replay starting at approximately 7:00 P.M. ET on Wednesday, August 6, 2025 and will end at 11:59 P.M. ET on August 13, 2025.

Non-GAAP Financial and Performance Measures
Curaleaf reports its financial results in accordance with U.S. GAAP and uses a number of financial measures and ratios when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with U.S. GAAP. Curaleaf refers to certain non-GAAP financial measures and ratios, such as “adjusted gross profit”, “adjusted gross margin”, “adjusted net income (loss)”, “adjusted EBITDA”, “adjusted EBITDA margin” and “Free cash flow from operations”. These measures do not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar measures presented by other issuers. “Adjusted gross profit” is defined by Curaleaf as gross profit net of cost of goods sold and related other add-backs. “Adjusted gross margin” is defined by Curaleaf as adjusted gross profit divided by total revenues. “Adjusted net income (loss)” is defined by Curaleaf as net income (loss) net of (gain) loss on impairments and related other add-backs. “Adjusted net income (loss) per share” is defined by Curaleaf as adjusted net income (loss) divided by the weighted average common shares outstanding. “Adjusted EBITDA” is defined by Curaleaf as income (loss) before interest, taxes, depreciation and amortization less share-based compensation expense and other add-backs related to business development, acquisition, financing and reorganization costs. “Adjusted EBITDA margin” is defined by Curaleaf as adjusted EBITDA divided by total revenue. “Free cash flow from operations” is defined by Curaleaf as net cash provided by operating activities from continuing operations less the purchases of property, plant and equipment (i.e. net capital expenditures). Curaleaf considers these measures to be an important indicator of the financial strength and performance of our business. Curaleaf believes the adjusted results presented provide relevant and useful information for investors, because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with U.S. GAAP, they should not be considered in isolation of, or as a substitute for, our reported U.S. GAAP financial results as indicators of our performance, and they may not be comparable to similarly named measures from other issuers. The tables below provide reconciliations of Non-GAAP measures to the most directly comparable U.S. GAAP measures.

Reconciliation of Non-GAAP financial measures
Adjusted Gross Profit from Continuing Operations
($ thousands)

	Three Months Ended
	June 30, 2025	March 31, 2025	June 30, 2024
Gross profit from continuing operations	$152,553	$155,175	$160,465
Other add-backs(1)	980	265	2,662
Adjusted gross profit from continuing operations(2)	$153,533	$155,440	$163,127
Adjusted gross profit margin from continuing operations(2)	48.8%	50.1%	47.7%

(1) Other add-backs reflect the impact on cost of goods sold from non-cash inventory adjustments and various non-routine start up and severance costs.
(2) Represents a Non-GAAP measure or Non-GAAP ratio. See preceding "Non-GAAP Financial and Performance Measures" section for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Gross profit from continuing operations, the most comparable GAAP measure, to Adjusted gross profit from continuing operations, a non-GAAP measure.

Gross profit from continuing operations was $152.6 million in the second quarter of 2025, compared with $160.5 million in the prior year period. Adjusted gross profit from continuing operations for the second quarter of 2025 was $153.5 million compared with $163.1 million in the second quarter of 2024. Adjusted gross profit margin from continuing operations for the second quarter of 2025 was 49%, an increase of 120 basis points compared with the second quarter of 2024. The year-over-year increase in adjusted gross profit margin was due to improved efficiencies in the Company’s cultivation and manufacturing operations.

	Six Months Ended June 30,
	2025	2024
Gross profit from continuing operations	$307,729	$321,369
Other add-backs(1)	1,245	3,173
Adjusted gross profit from continuing operations(2)	$308,974	$324,542
Adjusted gross profit margin from continuing operations(2)	49.5%	47.6%

(1) Other add-backs reflect the impact on cost of goods sold from non-cash inventory adjustments and various non-routine start up and severance costs.
(2) Represents a Non-GAAP measure or Non-GAAP ratio. See preceding "Non-GAAP Financial and Performance Measures" section for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Gross profit from continuing operations, the most comparable GAAP measure, to Adjusted gross profit from continuing operations, a non-GAAP measure.

Gross profit from continuing operations was $307.7 million in the six months ended June 30, 2025, compared with $321.4 million in the six months ended June 30, 2024. Adjusted gross profit from continuing operations for the six months ended June 30, 2025 was $309.0 million compared with $324.5 million in the six months ended June 30, 2024. Adjusted gross profit margin from continuing operations for the six months ended June 30, 2025 was 50%, an increase of 190 basis points compared with the six months ended June 30, 2024.

Adjusted Net Loss from Continuing Operations
($ thousands)

	Three Months Ended
	June 30, 2025	March 31, 2025	June 30, 2024
Net loss from continuing operations	$(50,602)	$(54,793)	$(48,553)
(Gain) loss on impairment	(1,209)	3,695	1,774
Other add-backs(1)	4,014	3,363	6,334
Adjusted net loss from continuing operations(2)	$(47,797)	$(47,735)	$(40,445)
Adjusted net loss per share from continuing operations(2)	$(0.06)	$(0.06)	$(0.05)
Weighted average common shares outstanding – basic and diluted	757,270,633	744,898,937	740,787,287

(1) Other add-backs primarily include costs related to legal fees, rent and other facility costs and non-cash inventory adjustments.
(2) Represents a non-GAAP measure or Non-GAAP ratio. See preceding "Non-GAAP Financial and Performance Measures" section for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss from continuing operations, the most comparable GAAP measure, to Adjusted net loss from continuing operations, a non-GAAP measure.

	Six months ended
	June 30, 2025	June 30, 2024
Net loss from continuing operations	$(105,395)	$(100,129)
Loss (gain) on impairment	2,486	(2,152)
Other add-backs(1)	7,377	11,374
Adjusted net loss from continuing operations(2)	$(95,532)	$(90,907)
Adjusted net loss per share from continuing operations(2)	$(0.13)	$(0.12)
Weighted average common shares outstanding – basic and diluted	755,737,314	738,467,477

(1) Other add-backs primarily include costs related to legal fees, non-routine severance, rent and other facility costs and non-cash inventory adjustments.
(2) Represents a non-GAAP measure or Non-GAAP ratio. See preceding "Non-GAAP Financial and Performance Measures" section for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss from continuing operations, the most comparable GAAP measure, to Adjusted net loss from continuing operations, a non-GAAP measure.

Adjusted EBITDA
($ thousands)

	Three Months Ended
	June 30, 2025	March 31, 2025	June 30, 2024
Net loss	$(53,606)	$(60,244)	$(49,830)
Net loss from discontinued operations	(3,004)	(5,451)	(1,277)
Net loss from continuing operations	(50,602)	(54,793)	(48,553)
Interest expense, net	25,554	25,074	24,810
Provision for income taxes	31,381	36,855	31,391
Depreciation and amortization(1)	49,724	49,358	51,784
Share-based compensation	8,477	4,624	6,843
(Gain) loss on impairment	(1,209)	3,695	1,774
Total other (income) expense, net	(1,839)	(3,003)	(1,875)
Other add-backs(2)	4,014	3,363	6,334
Adjusted EBITDA(3)	$65,500	$65,173	$72,508
Adjusted EBITDA Margin(3)	20.8%	21.0%	21.2%

(1) Depreciation and amortization expense include amounts charged to Cost of goods sold on the Statement of Operations.
(2) Other add-backs primarily include costs related to legal fees, rent and other facility costs and non-cash inventory adjustments.
(3) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss, the most comparable GAAP measure to Adjusted EBITDA, a non-GAAP measure.

Adjusted EBITDA was $65.5 million for the second quarter of 2025, compared to $72.5 million for the second quarter of 2024, and Adjusted EBITDA margin decreased to 20.8%.

	Six Months Ended June 30,
	2025	2024
Net loss	$(113,850)	$(100,839)
Net loss from discontinued operations	(8,455)	(710)
Net loss from continuing operations	(105,395)	(100,129)
Interest expense, net	50,628	50,572
Provision from income taxes	68,236	71,480
Depreciation and amortization(1)	99,082	103,242
Share-based compensation	13,101	14,352
Loss (gain) on impairment	2,486	(2,152)
Total other (expense) income, net	(4,841)	478
Other add-backs(2)	7,377	11,374
Adjusted EBITDA(3)	$130,674	$149,217
Adjusted EBITDA Margin(3)	20.9%	21.9%

(1) Depreciation and amortization expense include amounts charged to Cost of goods sold on the Statement of Operations.
(2) Other add-backs primarily include costs related to legal fees, non-routine severance, rent and other facility costs and non-cash inventory adjustments.
(3) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss, the most comparable GAAP measure, to Adjusted EBITDA, a non-GAAP measure.

Adjusted EBITDA was $130.7 million in the six months ended June 30, 2025, compared with $149.2 million in the prior year period, and Adjusted EBITDA margin declined to 21%.

Free Cash Flow
($ thousands)

Six Months Ended
June 30, 2025
Net cash provided by operating activities from continuing operations	$51,109
Less: Purchases of property, plant and equipment	(31,304)
Free cash flow from continuing operations(1)	$19,805

(1) Represents a Non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" above for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net cash provided by operating activities from continuing operations, a GAAP measure, to Free cash flow from continuing operations, a non-GAAP measure.

Condensed Consolidated Balance Sheets
($ thousands)

	As of
	June 30, 2025	December 31, 2024
	Unaudited	Audited
Assets
Cash and cash equivalents (including restricted cash and cash equivalents)	$102,269	$107,226
Other current assets	327,986	322,455
Property, plant and equipment, net	540,180	546,426
Right-of-use assets, finance lease, net	102,715	105,168
Right-of-use assets, operating lease, net	114,131	116,519
Intangible assets, net	1,060,302	1,085,397
Goodwill	635,507	628,884
Other long-term assets	33,717	37,461
Total assets	$2,916,807	$2,949,536

Liabilities, Temporary equity and Shareholders’ equity
Total current liabilities	$293,069	$387,925
Total long-term liabilities	1,688,479	1,568,218
Redeemable non-controlling interest contingency	63,962	132,179
Total shareholders’ equity	871,297	861,214
Total liabilities, temporary equity and shareholders’ equity	$2,916,807	$2,949,536

Condensed Interim Consolidated Statements of Operations (Unaudited)
($ thousands, except for share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Revenues, net:
Retail and wholesale revenues	$312,424	$340,838	$620,791	$678,415
Management fee income	2,096	1,448	3,738	2,803
Total revenues, net	314,520	342,286	624,529	681,218
Cost of goods sold	161,967	181,821	316,800	359,849
Gross profit	152,553	160,465	307,729	321,369
Operating expenses:
Selling, general and administrative	105,217	109,507	212,501	213,899
Share-based compensation	8,477	6,843	13,101	14,352
Depreciation and amortization	35,574	36,568	71,014	72,869
Total operating expenses	149,268	152,918	296,616	301,120
Income from continuing operations	3,285	7,547	11,113	20,249
Other income (expense):
Interest income	166	310	338	327
Interest expense	(14,646)	(14,792)	(28,807)	(30,155)
Interest expense related to lease liabilities and financial obligations	(11,074)	(10,328)	(22,158)	(20,744)
Gain (loss) on impairment	1,209	(1,774)	(2,486)	2,152
Other income (expense), net	1,839	1,875	4,841	(478)
Total other expense, net	(22,506)	(24,709)	(48,272)	(48,898)
Loss before provision for income taxes	(19,221)	(17,162)	(37,159)	(28,649)
Provision for income taxes	(31,381)	(31,391)	(68,236)	(71,480)
Net loss from continuing operations	(50,602)	(48,553)	(105,395)	(100,129)
Net loss from discontinued operations	(3,004)	(1,277)	(8,455)	(710)
Net loss	(53,606)	(49,830)	(113,850)	(100,839)
Less: Net (loss) income attributable to non-controlling interest	(445)	(945)	372	(3,642)
Net loss attributable to Curaleaf Holdings, Inc.	$(53,161)	$(48,885)	$(114,222)	$(97,197)

Per share – basic and diluted:
Net loss per share from continuing operations – basic and diluted	$(0.07)	$(0.07)	$(0.14)	$(0.14)
Weighted average common shares outstanding – basic and diluted	757,270,633	740,787,287	755,737,314	738,467,477

About Curaleaf Holdings
Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Anthem and The Hemp Company provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Curaleaf IR X Account:	https://x.com/Curaleaf_IR

Investor Relations Website:	https://ir.curaleaf.com/

Contact Information:
Investor Contact:
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
ir@curaleaf.com
Media Contact:
Curaleaf Holdings, Inc.
Jordon Rahmil, VP Public Relations
media@curaleaf.com

Disclaimer
This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “assumptions”, “assumes”, “guidance”, “outlook”, “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal” or the negative of those words or other similar or comparable words. In particular, but without limiting the foregoing, disclosure in this press release as well as statements regarding the Company’s objectives, plans and goals, including benefits of recent or future acquisitions, rebranding and product offering expansion, as well as future operating results and economic performance are forward-looking statements. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations.
Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the United States Federal Controlled Substances Act; anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing risks, including risks related to additional financing and restricted access to banking; general regulatory and legal risks, including the potential constraints on the Company’s ability to expand its business in the U.S. by virtue of the restrictions of the TSX following the TSX listing; risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the U.S. Food and Drug Administration (“FDA”); the fact that cannabis may become subject to increased regulation by the FDA; potential heightened scrutiny by regulatory authorities following the TSX listing; loss of foreign private issuer status; risks related to internal controls over financial reporting; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; recent and proposed legislation in respect of U.S. cannabis licensing; environmental risks, including risks related to environmental regulation and unknown environmental risks; general business risks including risks related to the Company’s expansion into foreign jurisdictions; future acquisitions or dispositions; service providers; enforceability of contracts; the ability of our shareholders to resell their subordinate voting shares on the TSX; the Company’s reliance on senior management and key personnel, and the Company’s ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability; product recalls; the results of future clinical research; reliance on inputs; risks related to limited market data and inherent limitations in forecasting; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; increased labor costs based on union activity; information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks related to conflicts of interests; challenging global economic conditions including tariffs (and other retaliatory measures) and global trade conflicts; currency fluctuations; risks related to the Company’s business structure and securities; including the status of the Company as a holding company; no dividend record; risks related to the Company’s indebtedness; concentrated voting control; risks related to the sale of a substantial amount of the Company’s subordinate voting shares; the volatility of the market price for the subordinate voting shares; liquidity risks associated with an investment in the subordinate voting shares; risks associated with securities or industry analysts not publishing or ceasing to publish research or reports or publishing misleading information about the Company; the potentially limited market for the subordinate voting shares for holders of the Company’s securities who live in the U.S.; shareholders having little to no rights to participate in the Company’s business affairs; enforcement against directors and officers outside of Canada may prove difficult; and tax risks; as well as those risk factors discussed under “Risk Factors” in the Company’s Annual Information Form dated March 3, 2025 for the fiscal year ended December 31, 2024, and additional risks described in the Company’s Annual Management’s Discussion and Analysis for the year ended December 31, 2024 (both of which documents have been or will be filed on the Company’s SEDAR+ profile at www.sedarplus.ca and on its EDGAR profile at www.sec.gov/edgar/html), and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Neither the Toronto Stock Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this press release.